

07005600

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 1 2007
210

SEC FILE NUMBER
8-43576

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Evolution Securities US Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wood Street
(No. and Street)

London	England	EC2V7AN
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Horsley — 011-44-207-071-4402
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Kingdom of England
City of London

OATH OR AFFIRMATION

I Graeme Dell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Evolution Securities US Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AFFIRMED BEFORE ME AT LONDON, ENGLAND
THIS 22ND DAY OF FEBRUARY 2007



Signature

Chief Executive Officer

Title



Notary Public London, England
(Nigel P. Ready)

Notary Public (My commission expires with Life)



This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Evolution Securities US Inc.
Statement of Financial Condition
December 31, 2006

Assets		
Cash and cash equivalents	$	930,911
Cash segregated under federal and other regulations		1,523
Prepaid expenses		10,057
Deferred tax asset		18,500
Other assets		624
	$	961,615
Liabilities and Stockholders' Equity		
Liabilities		
Accrued expenses and other liabilities	$	51,001
Income taxes payable		67,186
Due to related parties		387,890
		506,077
Subordinated borrowings		100,000
Stockholders' equity		
Common stock, no par value; 100 shares authorized, issued and outstanding, stated as		1,000
Additional paid-in capital		300,498
Retained earnings		54,040
		355,538
Total liabilities and stockholders' equity	$	961,615

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Evolution Securities US Inc. (the "Company") was organized on October 3, 1990, under the laws of the State of New York. The Company is a registered broker and dealer pursuant to section 15(b) of the Securities Exchange Act of 1934. The Company is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company is a wholly-owned subsidiary of Evolution Securities Ltd., a foreign corporation.

The Company routes orders, primarily from its U.S. institutional customers, for execution in foreign markets. The Company clears all of its securities transactions through its parent company, a foreign broker dealer, on a RVP/DVP basis. In addition, the Company distributes third party research for its affiliated entities.

2. Summary of Significant Accounting Policies

Cash Equivalents

The Company considers all money market accounts and all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

Income Taxes

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

Deferred taxes have been recorded to reflect the tax effect of the temporary differences arising as a result of the Company's utilizing the cash basis of accounting for income tax reporting purposes rather than the accrual basis of *accounting* used for financial reporting purposes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Foreign Exchange

The Company's functional currency is the British Pound Sterling and its reporting currency is the U.S. Dollar. Translation adjustments are recorded as a separate component of stockholders' equity. At December 31, 2006, management deemed translation adjustments were immaterial.

3. Cash Segregated Under Federal and Other Regulations

Cash of $1,523 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

4. Due to Related Parties

Amounts due to related parties, which include the parent corporation and its affiliates, are non-interest bearing and due on demand.

5. Subordinated Borrowings

On December 10, 2004, the NASD approved a subordinated loan agreement between the Company, as borrower, and the Evolution Securities Ltd., as lender, in the principal amount of $100,000. The loan is non-interest bearing and matures on December 10, 2007.

The subordinated borrowing is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

6. Income Taxes

In the current year, the Company utilized its remaining net operating loss carryforwards in the approximate amount of $154,000. A 100% valuation allowance had been established for the tax benefit arising as a result of this temporary difference due to the uncertainty regarding the near-term utilization of such benefit. The valuation allowance has been written down to $-0-.

A deferred tax asset and liability has been established to account for temporary differences arising primarily from prepaid expenses and accrued expenses and other liabilities.

The net deferred tax asset and liability at December 31, 2006, consists of the following:

Deferred tax asset	$ 23,100
Deferred tax liability	(4,600)
Net deferred tax	$ 18,500

7. Agent Settlement and Expense Sharing Agreement

The Company operates principally through its agent settlement and expense sharing agreements with its parent. The agreements provide for the Company to pay allocable charges for wages and salaries, insurance, market data, systems, communications, travel, marketing and miscellaneous other direct transaction costs associated with its agency trading. The Company also pays execution, clearance and settlement charges on a per transaction basis. In addition, the Company pays a management group recharge at a flat monthly rate to its parent.

8. Net Capital Requirements

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2006, the Company had net capital, as defined, of $388,456, which exceeded the required minimum net capital of $100,000 by $288,456. Aggregate indebtedness at December 31, 2006 totaled $506,077. The ratio of aggregate indebtedness to net capital was 1.30 to 1.

9. Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

The Company maintains cash at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration. At December 31, 2006, this excess amounted to $ 265,967. In addition, the Company maintains cash at a United Kingdom bank in excess of FSCS insured limits and is exposed to credit risk resulting from that concentration. At December 31, 2006, that concentration amounted to $602,885.

* *

The Company's Statement of Financial Condition as of December 31, 2006 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* *

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Evolution Securities US Inc.

We have audited the accompanying statement of financial condition of Evolution Securities US Inc. (the "Company") as of December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Evolution Securities US Inc. at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

Lake Success, N.Y.
February 26, 2007

END